1(415) 856-7007

davidhearth@paulhastings.com

November 25, 2015	92937.00006

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn:	Mr. Asen Parachkevov
Attorney Adviser

Re:	TCW Alternative Funds (the “Trust” or “Registrant”)
File Nos.: 333-201676 and 811-23025

Dear Mr. Parachkevov:

This letter responds to your comments communicated to the undersigned by telephone on November 24, 2015, with respect to Post-Effective Amendment No. 5 to the Registration Statement on Form N-1A (the “Registration Statement”) of the Trust made for the purpose of registering shares of three new series of the Trust (the “Funds”), under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), which was filed with the Securities and Exchange Commission (the “Commission”) on November 20, 2015 (SEC Accession No. 0001193125-15-383799). The Registrant previously filed Post-Effective Amendment No. 2 for the purpose of registering shares of six new Funds, with respect to which Post-Effective Amendment No. 3 was filed on September 25, 2015, to designate a new effective date of October 29, 2015, and with respect to which Post-Effective Amendment No. 4 was filed on October 28, 2015, to designate a new effective date of November 27, 2015, each pursuant to rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”).

Please note that the Registrant has determined not to commence investment operations or to offer shares of the TCW/Carlyle Liquid Tactical Fund, the TCW/Carlyle Trend Following Fund and the TCW/Carlyle Absolute Return Fund at this time.

The Registrant’s responses to your comments are reflected below. Capitalized terms have the same meanings as in the Registration Statement, unless otherwise indicated.

General

Comment 1. Please confirm that shares of the TCW/Carlyle Liquid Tactical Fund, the TCW/Carlyle Trend Following Fund and the TCW/Carlyle Absolute Return Fund will not be

November 25, 2015

offered by Post-Effective Amendment No. 5, and that any future offering of shares of these Funds would not occur until after disclosure with respect to those Funds is filed with the Commission pursuant to Rule 485(a) of the 1933 Act.

Response 1. Comment accepted. The Registrant so confirms.

Prospectus

Comment 2. With respect to the TCW/Gargoyle Hedged Value Fund, please add back a statement regarding the receipt of premiums from the sale of call options as part of the Fund’s option writing strategy.

Response 2. Comment accepted. The Registrant has added the following disclosure:

As part of its determination of the best combination of options, Gargoyle strives to sell call options so that each month the total premium and the time premium received for the index call options exceeds minimum thresholds set by the portfolio manager, which may vary based upon the market-perceived future volatility of the indexes.

Comment 3. With respect to the TCW/Gargoyle Dynamic 500 Fund and the TCW High Dividend Equities Long/Short Fund, please confirm that no disclosure in the fee and expense table is required with respect to acquired fund fees and expenses (“AFFE”).

Response 3. Comment accepted. The Registrant has added disclosure to the fee table with respect to the estimated AFFE of the TCW/Gargoyle Dynamic 500 Fund and also confirms that the AFFE for the TCW High Dividend Equities Long/Short Fund is one basis point or less of its total annual fund operating expenses and included in the estimate of other operating expenses.

Comment 4. With respect to the TCW High Dividend Equities Long/Short Fund, please provide supplementally examples of those derivative instruments that are expected to be valued at the mark-to-market value as well as those that are expected to be valued at the notional value for purposes of measuring compliance with the Fund’s 80% investment policy test.

Response 4. Comment accepted. As requested, the Registrant hereby provides the following information:

November 25, 2015

Type of Derivative Instrument	Long or Short Position	How Valued for Purposes of 80% Test

Purchase of a Put	Long	Test against Premium Paid

Purchase of a Call	Long	Test against Premium Paid

Short Sales	Short	Test market value of a short at absolute value if it is a naked short. If short against the box, then test only the long value against total assets.

Sale of a Call Option	Long	Test against market value of the underlying security. An amount equal to the greater of (a) current market value of instruments underlying the contract; or (b) the option exercise price. Alternatively, the contract can be covered through (a) ownership of the underlying instruments or (b) ownership of a call option on such instruments at an exercise price equal to or lower than the exercise prices of the short option.

Sale of a Put Option	Long	Test against market value of the underlying security. An amount at least equal to the dollar amount of the fund’s delivery or purchase obligation, reduced by an amount maintained as margin. Alternatively, the position can be “covered” (a) through ownerships of a put option with an exercise price at least equal to the fund’s delivery or purchase obligation or (b) through selling short the underlying instrument at a price at least equal to the fund’s purchase obligations.

Comment 5. With respect to the TCW High Dividend Equities Long/Short Fund, please explain what is meant by “high” dividends more specifically than the “above average” statement.

Response 5. Comment accepted. The Registrant has revised its disclosure to state that the Fund “invests at least 80% of the value of its net assets, plus any borrowings for investment purposes, in long and short positions in equity securities listed on U.S. financial markets that are considered to have high dividends (i.e., dividend that are above, or expected to be above, the average of the dividends paid on stocks included in the S&P 500 Index)….”

November 25, 2015

Comment 6. On page 22, with respect to the TCW High Dividend Equities Long/Short Fund, please use a word other than “concentrate” to describe the construction of the long portfolio because that Fund does not have an industry concentration.

Response 6. Comment accepted. The Registrant has revised its disclosure as follows:

TIMCO also monitors the Long/Short Fund’s portfolio based on market capitalization, end-market exposure, thematic diversity and other appropriate factors, but may at times focus on certain sectors or themes as appropriate when market conditions are favorable.

SAI

Comment 7. On page 38, with respect to the TCW/Gargoyle Dynamic 500 Fund and the TCW/Gargoyle Systematic Value Fund, please revise the footnotes to more precisely reflect the fee terms of the sub-advisory agreement.

Response 7. Comment accepted. The Registrant has restated the sub-advisory fees as 0.40%** and 0.35%**, respectively, and revised the footnote as follows:

** These amounts may be reduced to the extent there are operating expenses paid by the Adviser or Gargoyle for the applicable Fund.

*    *    *    *    *

The Registrant hereby acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	The Registrant may not assert the staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number above. Thank you.

November 25, 2015

Sincerely,

/s/ David A. Hearth

David A. Hearth for PAUL HASTINGS LLP

cc:	Patrick W. Dennis, Vice President and Assistant Secretary

Meredith Jackson, Senior Vice President and Secretary